FORM 4

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities
                          Exchange Act of 1934



1. Name and Address of Reporting Person:


Kalin                            Richard
(Last)                           (First)


One Penn Plaza, Suite 1425        New York, NY         10119
(Street)            (City)          (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


Micronetics Wireless, Inc./NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:


August 1999

5. If Amendment, Date of Original (Month/Year):




6. Relationship of Reporting Person to Issuer (Check all applicable):

   X       Director

   X       10% Owner

   X       Officer (give title below)

           Other (Specified below)


President


Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:


1. Title of Security:

Common Stock

Common Stock


2. Transaction Date:

August 16, 1999
(Month/Day/Year)

August 23, 1999
(Month/Day/Year)


3. Transaction Code:
   Code          V

    A

    M


4. Securities Acquired (A) or Disposed of (D):

Amount            (A) or (D)           Price

25,000             A                   $1.32

25,000                    D            $1.32


5. Amount of Securities Beneficially Owned at End of Month:


1,201,107*


6. Ownership Form-Direct (D) or Indirect (I):


D


7. Nature of Indirect Beneficial Ownership:






Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:




2. Conversion or Exercise Price of Derivative Security:




3. Transaction Date (Month/Day/Year):




4. Transaction Code:
   Code          V




5. Number of Derivative Securities Acquired (A) or Disposed of
(D):



6. Date Exercisable and Expiration Date (Month/Day/Year):



(Date Exercisable)                   (Expiration Date)

7. Title and Amount of Underlying Securities:



(Title)                          (Amount of Number of Shares)

8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
Month:




10. Ownership Form of Derivative Security: Direct (D) or Indirect
(I):



11. Nature of Indirect Beneficial Ownership:




Explanation of Responses:

* Includes options to purchase an aggregate of 137,500 shares of Micronetics Wireless, Inc. Common Stock (the "Common Stock") that are issuable to Mr. Kalin upon exercise within sixty days and options to purchase 21,875 shares of Common Stock that are issuable to Mr. Kalin's wife upon exercise within sixty days. Also includes 10,000 shares of Common Stock owned by his minor son and 437,850 shares of Common Stock owned by Mr. Kalin's wife as to which he disclaims beneficial ownership.




s/Richard S. Kalin                              9/9/99
Signature of Reporting Person                    Date








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